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EXHIBIT (A)(1)(J)

FOR IMMEDIATE RELEASE


                 AGFA EXTENDS TENDER OFFER FOR AUTOLOGIC SHARES


     Mortsel, Belgium - November 14, 2001 - Agfa-Gevaert N.V. (AGFB.BRU) and its wholly-owned U.S. subsidiary, Agfa Corporation of Ridgefield Park, NJ, announced today that Agfa Corporation's wholly-owned subsidiary, Autologic Acquisition Corp., has extended its offer to purchase all of the outstanding shares of Autologic Information International, Inc. (NASDAQ: AIII) common stock until 12:00 midnight, New York City time, on Thursday, November 29, 2001, unless further extended. The offer, as previously extended, had been scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 14, 2001. The additional extension is necessary to allow Agfa Corporation and Autologic Acquisition Corp. additional time to complete the lengthy process of obtaining the necessary regulatory approvals from Austria and Spain prior to closing the offer.

     The terms of the extended offer are identical to the original offer set forth in the offering materials, including the Offer to Purchase dated October 3, 2001 and the related Letter of Transmittal, filed on October 3, 2001 with the Securities and Exchange Commission as exhibits to Agfa's Tender Offer Statement on Schedule TO, as amended on October 19, 2001.

  Based on information provided by The Bank of New York, the Depository for the offer, as of 12:00 noon, New York City time, on November 14, 2001, approximately 5,625,574 shares of Autologic have been validly tendered and not withdrawn (including shares tendered pursuant to guaranteed delivery procedures), representing approximately 97.19% of all outstanding shares. Under the terms of the Agreement and Plan of Merger dated September 25, 2001 among Agfa Corporation, Autologic Acquisition Corp. and Autologic, Autologic Acquisition Corp. is permitted to extend the offer in its sole discretion for one or more individual extension periods, each not to exceed 10 additional business days, if any of the conditions to the offer (including obtaining any required governmental approvals) have not been satisfied or waived and such conditions are still reasonably capable of being satisfied, until such conditions are satisfied or waived. Agfa Corporation expects to close the acquisition within approximately two business days after the expiration of the tender offer, as extended, assuming the requisite number of shares of Autologic common stock are tendered and not withdrawn and other closing conditions are satisfied.

     This press release is for informational purposes only. It does not constitute an offer to purchase shares of common stock of Autologic or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. All stockholders should read the Tender Offer Statement, as amended (including the Offer to Purchase, the related Letter of Transmittal and the other offer documents), that was filed with the Securities and Exchange Commission by Agfa-Gevaert, Parent and Merger Sub. These statements contain

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important information that stockholders should consider before making and decision regarding tendering their shares. Stockholders may obtain copies of these documents at no charge by contacting Innisfree M&A Incorporated, the Information Agent for the offer, by calling (888) 750-5834 (toll free) or by logging on to the Securities and Exchange Commission web site located at www.sec.gov.

ABOUT AGFA CORPORATION.

Agfa Corporation is the U.S. subsidiary of the Agfa Group, which ranks among the world's leading imaging companies. Agfa develops, produces and markets analogue and digital systems, primarily for the graphics industry, medical radiography, nondestructive testing, micrographic and motion picture film, and consumer imaging and photography markets. Agfa has its headquarters in Mortsel, Belgium, employing 22,000 people in 40 countries. Worldwide sales for 2000 were 5.26 billion Euros. In the U.S., Agfa is headquartered in Ridgefield Park, NJ, and employs 4,000 people. Product and company information may be found on Agfa's home page on the World Wide Web at www.agfa.com.

ABOUT AUTOLOGIC.

Autologic Information International, Inc. designs, produces, sells and maintains computer-based systems that automate the pre-press production steps in the publishing process, servicing newspapers, commercial printers and others having internal publishing facilities. Autologic has offices and distributors throughout the world. For more information, visit the corporate web site at www.autologic.com.

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